Exhibit 99.1

Descartes Acquires Foxtrot
Strengthens Machine Learning and Artificial Intelligence Capabilities of Descartes’ Route Planning and Execution Solutions

WATERLOO, Ontario, April 21, 2022 (GLOBE NEWSWIRE) -- Descartes Systems Group (TSX:DSG) (Nasdaq:DSGX), the global leader in uniting logistics-intensive businesses in commerce, announced that it has acquired Foxtrot, a leading provider of machine learning-based mobile route execution solutions.

Foxtrot’s advanced machine learning algorithms leverage millions of data points collected from vehicles in the field, helping customers reduce last-mile costs, improve customer service and learn service factors that improve route efficiency and on-time performance. The company’s technology complements existing route planning and execution solutions.

"Descartes has been a leader in using advanced technology to extend its world-class route planning and execution solutions for more than 20 years,” said Ken Wood, EVP of Product Management at Descartes. “Advances in artificial intelligence and machine learning are making it possible for us to leverage increasing amounts of ‘real world data’ to better inform our route planning and execution solutions. By combining with Foxtrot, we’re adding a team with deep domain expertise and proven technology that will help accelerate our efforts in this area.”

"Foxtrot enhances our recent investment in GreenMile, as both companies have extensive experience in the retail food and beverage distribution vertical,” said Edward J Ryan, Descartes’ CEO. “We also see an immediate opportunity to leverage Foxtrot’s capabilities across our wider route planning and execution solution suite. We’re thrilled to welcome the Foxtrot employees, customers and partners into the Descartes family.”

Foxtrot is headquartered in San Francisco, California. Descartes acquired Foxtrot for approximately $US 4.0 million, satisfied from cash on hand.

About Descartes Systems Group
Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com.

Global Investor Contact
Laurie McCauley
+1-519-746-6114 x202358
investor@descartes.com

The Descartes Systems Group Inc. |TSX: DSG |NASDAQ: DSGX | 120 Randall Drive, Waterloo, Ontario, N2V 1C6, Canada
Toll Free 800.419.8495 |Int‘l 519.746.8110 | info@descartes.com | www.descartes.com

Cautionary Statement Regarding Forward-Looking Statements
This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relate to Descartes' acquisition of Foxtrot and its solution offerings; the potential to provide customers with cloud-based mobile route execution solutions; other potential benefits derived from the acquisition and Foxtrot’s solution offerings; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the expected future performance of the Foxtrot business based on its historical and projected performance as well as the factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada including Descartes most recently filed management's discussion and analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purposes of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

The Descartes Systems Group Inc. |TSX: DSG |NASDAQ: DSGX | 120 Randall Drive, Waterloo, Ontario, N2V 1C6, Canada
Toll Free 800.419.8495 |Int‘l 519.746.8110 | info@descartes.com | www.descartes.com